Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, NY 10036

212-735-3000

June 26, 2006

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4561

Attn:	Michael McTiernan, Esq.
Special Counsel

RE:	Wyndham Worldwide Corporation
First Amendment to Registration Statement on Form 10
Filed June 16, 2006
Commission File No. 001-32876

Dear Mr. McTiernan:

On behalf of Wyndham Worldwide Corporation (the “Company”), we are hereby responding to comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated June 22, 2006 (the “Comment Letter”), in connection with the above-captioned Amendment No. 1 to Registration Statement on Form 10 (the “Registration Statement”). Page references contained in this response are to the form of information statement (the “Information Statement”) included in Amendment No. 2 to Registration Statement, which is being filed simultaneously with this response. For convenience of reference, each of the Staff’s comments is reproduced below in italics under the Staff’s topic headings followed in each case by the related Company response.

General

1.	We note your response to prior comment 11. In light of Syria’s status as a country identified by the State Department as a state sponsor of terrorism and subject to U.S. export controls, please discuss for us the materiality of your European subsidiary’s two affiliated resorts located in Syria, and whether your indirect affiliation with those resorts constitutes a material investment risk for your security holders. Please address materiality in quantitative terms, including the dollar amounts of any associated assets and liabilities, and revenues. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that conduct business with countries identified as state sponsors of terrorism. We note also that the Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. Your materiality analysis should address the potential impact of the investor sentiment evidenced by these actions directed toward companies having business contacts with Syria.

Company Response:

The Company respectfully advises the Staff that its foreign subsidiary’s “affiliation” with two resorts in Syria is not material, on both a quantitative and qualitative basis, and that the Company does not believe that such limited arrangements constitute a material investment risk for its security holders. The relationship between the Company’s foreign subsidiary and the two Syrian resorts is of a limited nature. As previously noted to the Staff, the Company’s foreign subsidiary has “affiliation” agreements with two vacation ownership resorts located in Syria. These affiliation agreements allow individual owners of vacation ownership interests at the two resorts to enroll in the RCI vacation exchange programs administered by the Company’s foreign subsidiary and become members. Once enrolled, members can exchange their vacation ownership interests for interests at other vacation properties, and accordingly, other RCI members can exchange their vacation ownership interests for interests at the Syrian vacation resorts. Members from Syria pay the foreign subsidiary (not the U.S. parent or any other U.S. entity) a small annual membership fee and a small transaction fee associated with exchanges of vacation ownership interests. The affiliation agreements do not give the Company’s foreign subsidiary any interests or rights in the ownership or management of the Syrian resorts and in no way obligate the Company’s foreign subsidiary, or any entity of the Company, to provide financial or commercial support to the resorts. The Company does not believe that these activities related to Syria present a material risk to its security holders, whether analyzed on a quantitative or a qualitative basis. From a quantitative standpoint, aggregate net revenues from the individual memberships of the Syrian resort properties’ vacation ownership owners constituted less than 0.003% of the Company’s total combined revenues for the three months ended March 31, 2006 and the full years ended December 31, 2005, 2004 and 2003. The Company’s foreign subsidiary receives no income from or on behalf of the Syrian resorts, other than initial membership fees for the enrollment of new members. Neither the Company nor any of its subsidiaries have any assets or liabilities in Syria.

From a qualitative standpoint, the Company believes it is important to recognize that the immaterial affiliation agreements with the Syrian resorts is through the Company’s foreign subsidiary and that it is only individual Syrian members who are engaged in the business of vacation ownership exchanges between individual members at participating resorts. This type of business activity is unrelated to Syria’s designation as a state sponsor of terrorism and as such the Company does not believe it would be material to an investor concerned with that designation. Furthermore, the Company believes that its administration of vacation ownership exchanges is in compliance with the applicable laws, rules and regulations (and policy positions), including those administered by the U.S. Office of Foreign Assets Control (“OFAC”) and the U.S. Bureau of Industry and Security (“BIS”).

The Company notes the Staff’s comments that a number of states have taken a variety of positions with respect to investments in companies having business interests in certain countries, most notably Sudan, but also occasionally including Syria. The rules and positions adopted or under consideration by these states are not uniform. In a number of cases, the applicable rules list various factors that decision makers should or may consider in making their investment decisions, including the nature of the business being conducted by the relevant issuer and whether the issuer has authorization by OFAC or has ties to the government of Syria. None of the Company’s entities (including the Company’s foreign subsidiary) works with, or has ties to, the government of Syria. Although the U.S. government has designated Syria as a state sponsor of terrorism, it has not prohibited all business dealings in Syria. The U.S. regulatory regime permits commercial transactions with parties in Syria not involving items subject to jurisdiction under the U.S. Export Administration Regulations or the International Traffic in Arms Regulations, provided that the transaction is not prohibited under the sanctions on listed Syrian persons or entities as administered by OFAC. The affiliation agreements with the two Syrian resorts, as well as the memberships by individuals in Syria, do not involve the export of items subject to U.S. jurisdiction under the applicable statute and do not involve transactions that would be prohibited under the OFAC sanctions. The Company believes there is an appreciable difference between coordinating vacation ownership exchanges, which is permitted under U.S. law, and the sale of equipment or arms that could be used to support terrorism or repression. The Company continuously monitors its, and its subsidiaries’, compliance with all applicable laws, rules and regulations, including those issued by OFAC and BIS, and policy positions taken by individual states and would not hesitate to take appropriate action (including termination of such agreements) if it considers any of its activities non-compliant with those laws, rules, regulations and policy positions.

2.	It is not clear from your response to prior comment 11 whether you have business contacts with Cuba, Iran, North Korea, Sudan or Syria other than those you define as constituting “doing business” in those countries. If you have other business contacts with any of those countries, please discuss the materiality of those contacts and whether, individually or in the aggregate, including aggregation with your indirect affiliation with the two Syrian resorts, they constitute a material investment risk for your security holders. Please address both quantitative and qualitative factors in your response.

Company Response:

The Company advises the Staff that neither it nor any of its subsidiaries have any relationships in Cuba. Furthermore, neither the Company nor its subsidiaries have any business contacts in Iran, North Korea, Sudan, or Syria (except for its foreign subsidiaries’ limited indirect “affiliation” with two resorts in Syria discussed in the Company’s response above and the individual memberships administered by a foreign subsidiary, noted in the Company’s prior response). As a result of additional due diligence since the Company’s prior response, the Company notes that it has identified a limited number of members resident in Sudan (less than 50) enrolled in the RCI vacation exchange programs administered by the foreign subsidiary.

Due to the nature of the Company’s vacation exchange business, the membership base is constantly changing. As of March 31, 2006, of the approximately 3.3 million members who have the ability to exchange vacation ownership interests through the Company’s vacation exchange business, the Company’s foreign subsidiaries have less than 550, 10, 300 and 50 members resident in Iran, North Korea, Syria and Sudan, respectively. In the aggregate, such members resident in these countries represented less than 0.03% of the members of the Company’s vacation exchange business as of March 31, 2006 and as of December 31, 2005, 2004 and 2003, and less than 0.01% of the combined revenues of the Company, including the revenues from the Company’s indirect affiliation with the two Syrian resorts, for the three months ended March 31, 2006 and the years ended December 31, 2005, 2004 and 2003. Accordingly, from a quantitative point of view, the number of members from these countries and the revenues earned by the Company’s foreign subsidiary from such members are wholly immaterial. From a qualitative point of view, the Company believes that its indirect, limited and immaterial contacts with residents in the aforementioned countries would not be material to the reasonable investor.

As noted in the Company’s response above, the Company continuously monitors its, and its subsidiaries’, compliance with applicable laws, rules and regulations, including those issued by OFAC and BIS, and policy positions taken by individual states and the Company believes that it is in compliance with applicable laws, rules, regulations and policy positions relating to its facilitation of vacation ownership exchanges, and it would not hesitate to take appropriate action (including termination of such relationships) if it considers any of its activities non-compliant with those laws, rules, regulations and policy positions.

Notes to Unaudited Pro Forma Combined Condensed Statements of Income

Note (c), page 86

3.	We note from your disclosure on page 207 that you expect to enter into borrowing arrangements in connection with the separation. Please clarify to us, and disclose in the next amendment, if you have a commitment from the applicable lender(s) related to these borrowings and the interest rates you expect to incur upon which you have based your calculation for this adjustment.

Company Response:

The Company advises the staff that it is in the process of obtaining commitments from lending banks to support its planned borrowing arrangements totalling $2 billion, and at present has conditional commitments in excess of that amount. The facilities are expected to close prior to the Company’s separation from Cendant. The Company’s expected interest rate under these facilities will be based on a spread over LIBOR, tied to the Company’s credit ratings as determined by Standard & Poor’s (“S&P”) and Moody’s. Based upon the Company’s recently issued ratings from S&P and Moody’s of BBB (Negative Outlook) and Baa2, respectively, the Company expects that rate to be at LIBOR plus 55 basis points. The interest rate used in the Company’s pro forma analysis on the Company’s pro forma financial statements has been calculated in a manner consistent with the Company’s expected borrowing rate.

In response to the Staff’s comment, and based on more current information than was available on June 15, 2006, the Company has revised its disclosure on page 211 to reflect this additional information.

Employee Benefit Plans

Equity Incentive Programs, page 173

4.	We note from your disclosure that the aggregate value of your 2006 grant, which we understand is subject to your separation from Cendant, will be approximately $80 million. Please further explain to us how you determined that the expected financial impact relating to this grant will only result in approximately $3.1 million of annual non-cash expense. In this regard, we note that the number of shares or units delivered will be based on the fair market value of your common stock or the Black-Scholes value of a right, in the case of stock appreciation rights, and will vest over a four-year period.

Company Response:

The Company advises the Staff that the 2006 Annual Grant of $80 million is expected to result in an annual expense of approximately $20 million for each of the next four years. The number of restricted stock units (RSUs) or stock appreciation rights allocated will be dependent on the fair market value of the Company’s common stock as of the close of the first trading date following the spin-off. The disclosure on page 178 was meant to indicate to the reader that the annual cost of the 2006 Annual Grant is anticipated to be approximately $3 million greater than the amount of equity incentive compensation expense included in the 2005 pro forma combined condensed financial statements. The Company has clarified the disclosure to read as follows:

“The expected financial impact relating to this 2006 Annual Grant will increase our non-cash compensation expense by approximately $3 million from the $17 million annual amount reflected in our 2005 pro forma combined condensed statement of income set forth in this information statement.”

Financial Statements and Notes

Combined Condensed Balance Sheets, page F-4

5.	Please explain to us how you determined your pro forma dividend payable to Cendant in the amount of $1,360 million. For instance, we note from your disclosure on page F-6 that you plan to use proceeds in the amount of $1,360 million to repay $575 million of borrowings outstanding under the existing asset-linked facility, which is already reflected in your combined condensed balance sheets, with the remaining $785 million to be distributed to Cendant.

Company Response:

The Company advises the Staff that Cendant has historically borrowed funds under Cendant’s existing asset-linked facility for the benefit of the Company’s vacation ownership business. As of March 31, 2006, Cendant borrowings outstanding under Cendant’s asset-linked facility were $575 million, all of which were attributable to the Company’s business and were accordingly included in the Company’s balance sheet as of that date. However, Cendant is the borrower under the facility and is consequently obligated to repay the outstanding balance. The Company’s planned borrowings are expected to be $1,360 million, all of which will be transferred to Cendant, which will permit Cendant to repay Cendant’s borrowing under the existing asset-linked facility with the balance used to repay certain corporate indebtedness of Cendant.

In response to the Staff’s comments, the Company has provided additional disclosure on page F-6 to further clarify the Company’s plans.

Note 1 — Basis of Presentation

Changes in Accounting Policies during 2006, page F-7

6.	Please disclose, if material, the effects related to the initial adoption of SOP 04-2 and during the current period with respect to changes in the estimate for uncollectible vacation ownership contract receivables and the related impact on cost of sales and inventory. Refer to paragraphs 41 and 64 of SOP 04-2.

Company Response:

The Company notes the Staff’s comment and advises the Staff that the adoption, and subsequent application, of SOP 04-2 did not result in a modification to the methodology used by the Company to calculate the estimated uncollectible vacation ownership contract receivables. However, the application of SOP 04-2 did result in a change to the presentation of the provision for loan losses with corresponding adjustments made to cost of sales and inventory as disclosed in Notes 4 and 5 to the Company’s interim combined financial statements on pages F-10 and F-11.

The adoption of the relative sales value method outlined in SOP 04-2 did not result in a significant adjustment to inventory (less than $3 million) and this was reflected in the cumulative effect of accounting change disclosed on F-7. The effects of changes in estimates utilized in applying the relative sales value method during the three months ended March 31, 2006 were not significant (less than $1 million).

As the Company describes on page F-7, due to the adoption and application of SOP 04-2, the Company began recording the estimate of uncollectible vacation ownership contract receivables as a reduction of sales revenue instead of a separate expense (net of expected recoveries) at the time that profit is recognized under the full accrual or percentage-of-completion methods, with corresponding adjustments made to cost of sales and inventory to reflect such change. In 2005, the provision for loan losses was reflected within the expenses of the Company. Additionally, due to the adoption and application of SOP 04-2, the assumed inventory recoveries are included as an increase to inventory, whereas in 2005 such recoveries were reflected as a reduction to the provision and the allowance for loan losses.

Note 2 — Summary of Significant Accounting Policies

Vacation Ownership, page F-27

7.	We note your response to comment 28 and reissue our prior comment, in part. As it relates to sales recognized using the percentage of completion method of accounting, please advise us and revise your disclosure to clarify how you meet the requirements in paragraph 37(a) through 37(d) of SFAS 66, including how the sale meets the requirements of paragraphs 4 and 12 of SFAS 66. In this regard, please also clarify whether the buyer of the vacation ownership interest has met the continuing investment criteria during the period between the signing of the sales contract and the delivery of the unit or interest. Refer to paragraph 37(d) of SFAS 66.

Company Response:

The Company notes that for revenue to be recognized under the percentage of completion method it must meet all of the criteria for the recognition of revenue under the full accrual method of accounting in addition to under the percentage of completion requirements in paragraph 37(a) through 37(d) of SFAS 66.

The Company modified its disclosure on pages 94, 119 and F-27 to clarify its policy. The Company has also clarified the application of paragraph 37(a) through 37(d) in regards to its accounting for percentage of completion revenue recognition as described in the following paragraphs.

The Company believes that its current disclosure on pages 94, 119 and F-27 addresses how the Company meets the threshold requirements of paragraph 37(a), which requires that construction is beyond a preliminary stage. Accordingly, the disclosure provides that:

“…for percentage-of-completion accounting, the preliminary stage is deemed to be complete when the engineering and design work is complete, the construction contracts have been executed, the site has been cleared, prepared and excavated and the building foundation is complete.”

The Company has revised its disclosure on pages 94, 119 and F-27 to clarify how it meets the requirements of paragraph 37(b), which requires that buyer is committed to the extent of being unable to require a refund except for nondelivery of the unit or interest. Accordingly, the disclosure provides that (new language in italics):

“…a binding sales contract must have been executed, the statutory rescission period must have expired, after which time the purchaser is not entitled to a refund except for nondelivery by the Company,…”

The Company has revised its disclosure on pages 94, 119 and F-27 to clarify how it meets the requirements of paragraph 37(c), which requires that sufficient units have already been sold to assure that the entire property will not revert to rental property and that, in determining whether this condition has been met, the seller shall consider the requirements of state laws, the condominium or time-sharing contract, and the terms of the financing agreements. Accordingly, the disclosure provides that (new language in italics):

“If all the criteria are met but construction is not complete, the Company recognizes revenues using the percentage-of-completion method of accounting provided that the preliminary construction phase is complete and that a minimum sales level has been met (to assure that the property will not revert to a rental property).”

The Company would also like to advise the staff that, in order for its minimum sales level to be met, the Company ensures that it has complied with all relevant state laws, a valid contract has been signed and purchaser financing (if applicable) has been finalized. The Company would also like to advise the staff that from the date of Cendant’s acquisition of Fairfield Resorts in 2001, the first vacation ownership developer acquired by Cendant, Cendant has not converted, nor does the Company plan to convert, vacation ownership projects to rental properties.

With respect to paragraph 37(d), please note that during the period between signing of the sales contract and the delivery of the vacation ownership interest, purchasers are obligated to remit monthly payments to satisfy the financing arrangement, if applicable.

The Company has revised its disclosure on pages 94, 119 and F-27 to clarify how it meets the requirements of paragraph 37(d), which requires that the sales prices are collectible. Accordingly, the disclosure provides that (new language in italics):

“…a purchaser has met the initial investment criteria when a minimum down payment of 10% is received. In those cases where financing is provided to the purchaser, the purchaser is obligated to remit monthly payments under financing contracts that represent the purchaser’s continuing investment. The continuing investment criteria is met…”

Loyalty Programs, page F-29

8.	We note your response to comment 25. Please revise to provide a more detailed description of your accounting for the initial accumulation and subsequent redemption of reward points related to your TripRewards and RCI Elite Rewards programs. Specifically, your discussion should describe how you recognize revenues and expenses related to the accumulation and redemption of points and should quantify the amounts presented in your statements of income. In this regard, please also advise us and disclose whether this activity is considered a component of your marketing and reservation services that you provide to your franchisees.

Company Response:

The Company notes the Staff’s comments and has revised the disclosure on page F-29 to provide additional details. The Company advises the Staff that the TripRewards program is an additional service that the Company provides to its franchisees and is not a component of the Company’s marketing and reservation services. Accordingly, the fees paid in respect of the TripRewards program are in addition to the marketing and reservation fees that the Company earns from its franchisees.

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We thank you for your prompt attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at (212) 735-3688.

Very truly yours,

/s/ Daniel E. Wolf
Daniel E. Wolf

cc:	Geoffrey Ossias
Matthew Maulbeck
Josh Forgione
Eric J. Bock
Scott G. McLester